SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GULFMARK ENERGY, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

402625 107

(CUSIP Number)

c/o Gregory M. Wilson, Esq.

18610 East 32nd Ave.

Greenacres, WA 99016

(509) 891-8373

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 1, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Michael R. Ward
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 10,800,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,800,000*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.57%
14	TYPE OF REPORTING PERSON IN

Explanatory Note:   This amendment updates the Company’s name change, reverse split of common stock and issuance of additional shares as required by the January 12, 2011 Agreement between Silver Butte Company and Gulfmark Energy Group, Inc. resulting in a business combination and change in control.  Previously, the Silver Butte had insufficient capital to complete the initial issuance of all securities required to be issued under the Agreement.

Item 1. Security and Issuer.

This Schedule 13D/A No. 1 relates to shares of common stock, par value $0.001 per share (the "Shares"), of Gulfmark Energy, Inc.,  a Nevada corporation, fka Silver Butte Company, (the “Issuer or Company”). The principal office of the Issuer is located at 45 NE 410 Loop, Ste. 495, San Antonio, TX 78216.

Item 2. Identity and Background.

Mr. Ward has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Ward received 432,000,000 Common Shares (10,800,000 post-reverse split shares) in exchange for his shares of common stock of Gulfmark Energy Group, Inc. ("Gulfmark") pursuant to the Exchange Agreement dated January 12, 2011 (the "Agreement"), among the Issuer and Gulfmark Energy Group, Inc.  Additionally, Mr. Ward was issued 5,000,000 Series A Preferred shares which will have twenty (20) votes per share and be convertible into twenty (20) common shares for each preferred share upon 75 days advance notice.

Item 4. Purpose of Transaction.

Mr. Ward acquired the shares in an acquisition transaction whereby the Company acquired Gulfmark Energy Group, Inc. in exchange for his Gulfmark capital stock.  Mr. Ward became the President and CEO of the Company.  The purpose of the transaction was to permit Mr. Ward to retain his equity and voting control of the Company after the completion of the acquisition.

The information set forth in Item 3 is incorporated by reference into this Item 4.  Except as set forth in this Schedule 13D/A, Mr. Ward does not have any present plans, arrangements or understandings that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Ward beneficially owns 10,800,000 Shares, representing 39.57% of the outstanding Common Shares and 5,000,000 Series A Preferred Shares representing 45.45% of the Series A Preferred Shares.

(b) Mr. Ward has sole voting and sole dispositive power over the 10,800,000 Common Shares and 5,000,000 Series A Preferred Shares that he beneficially owns.

(c)  Pursuant to the Agreement, on January 12, 2011, Mr. Ward received 432,000,000 pre-reverse split Common Shares and 5,000,000 Series A Preferred Shares in exchange for his shares of common and preferred stock of Gulfmark Energy Group, Inc.  See Item 3 for more information, which is incorporated by reference in this Item 5.

(d)  No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Ward.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 2 through 5 is incorporated by reference into this Item 6. Except as described in Item 3 above, to the knowledge of Mr. Ward, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between Mr. Ward and any other person, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following documents were filed as an exhibit to Schedule 13D on January 14, 2011:

1. The Exchange Agreement dated January 12, 2011, among Silver Butte Company and Gulfmark Energy Group, Inc., (incorporated by reference to the Form 8-K filed by Silver Butte Company on January 14, 2011).

SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2011

/s/ Michael R. Ward

__________________________

Michael R. Ward